Exhibit 99.7

FLAMEL TECHNOLOGIES — Financial year ended on 12/31/2003

FINANCIAL RESULTS OF THE COMPANY DURING THE LAST FIVE FINANCIAL YEARS

(Only for Stock Corporations)

In euros

		12/1999	12/2000	12/2001	12/2002	0.00599101
a)	Share capital	1,578,056.49	1,975,445.35	1,975,445.34	1,975,445.34	2,608,783.07
b)	Outstanding common shares	12,939,215	16,197,590	16,197,590	16,197,590	21,391,590
c)	Number of outstanding shares with priority dividends
d)	Maximum number of authorized future shares
	- by way of conversion of bonds
	- by way of exercise of subscription rights	595,875	1,415,000	2,110,000	2,535,000	4,415,000
	(warrants granted to directors and stock-options)
	SHARE CAPITAL AT CLOSE OF FINANCIAL YEAR

a)	Pre-tax net sales	10,171,253.12	10,187,579.27	14,615,521.74	19,503,640.86	37,680,303.02
b)	Result before deduction of taxes,
	employees' mandatory profit-sharing,
	depreciation and reserves	-4,745,218.26	-6,556,102.30	-1,872,827.33	4,070,438.96	13,826,400.73
c)	Corporate tax	15,244.90	54,544.07	15,244.90	-585,075.87	-444,583.00
d)	Employees' mandatory profit sharing for
	the financial year
e)	Result after deduction of taxes,
	employees' profit sharing, depreciation
	and reserves	-6,252,697.79	-7,028,717.47	-2,850,032.26	3,429,405.22	12,800,853.77
f)	Amount of profit distributed
	OPERATIONS AND RESULTS FOR THE FINANCIAL YEAR

a)	Result after deduction of taxes and
	employees' mandatory profit-sharing,
	depreciation and reserves	-0.37	-0.41	-0.12	0.29	0.6
b)	Result after deduction of taxes and
	employees' mandatory profit-sharing,
	depreciation and reserves	-0.48	-0.43	-0.18	0.21	0.6
c)	Dividend allocated to each share
	RESULTS PER SHARE

a)	Average number of employees during the
	financial year	113	137	140	139	166
b)	Amount of the salaries	3,973,990.33	4,731,279.60	4,883,341.03	5,441,633.23	6,449,859.79
c)	Amount of the sums paid in relation with
	social benefits (social security, social
	works, etc ...)	1,862,578.86	2,092,038.30	2,037,944.41	2,323,893.56	2,872,888.98
	PERSONNEL